Mayer Brown LLP
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Chicago, Illinois 60606-4637
Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Angela M. Ulum
Direct Tel +1 312 701 7776
Direct Fax +1 312 706 9271
aulum@mayerbrown.com
February 15, 2011
VIA OVERNIGHT COURIER
Ms. Chanda DeLong
Staff Attorney, Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Nissan Wholesale Receivables Corporation II Registration Statement on Form S-3 File No. 333-166449 Filed April 30, 2010
Dear Ms. DeLong:
     On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”) and in response to the oral comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the above captioned Registration Statement on Form S-3.
     The Depositor’s response to the oral comment is set forth below. For ease of reference, a summary of the Staff’s oral comment has been presented in bold. (Please note that the page number reference in our response below refers to the applicable page number in the marked copy of Amendment No. 2.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
     Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
Oral Comment
1.	The staff noted the response to prior comment 24 in our response letter dated January 24, 2011, specifically noting the revised disclosure on page 50 of the base prospectus. The staff has requested that disclosure be revised to specify all the indices that may be used to determine the interest rate on the notes.

Response

We have revised the language to specify all the indices that may be used to determine the interest rate for each class of floating rate notes in response to this comment. See page 50 of the base prospectus.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

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     If you have any further questions that you would like to discuss, please do not hesitate to contact me at (312) 701-7776 or the company’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Angela M. Ulum
Angela M. Ulum